UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

EMCOR GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-8267
(State or other jurisdiction of incorporation)	(Commission file number)

301 Merritt Seven, Norwalk, CT	06851-1092
(Address of principal executive offices)	(Zip code)

Maxine L. Mauricio, Executive Vice President, General Counsel and Corporate Secretary (203) 849-7800
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
A Conflict Minerals Report is provided as an Exhibit to this Form SD and is available on the Investors page of our Internet website at: http://www.emcorgroup.com.

The information contained on the Company’s website is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.
Item 1.02 Exhibit
The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits

Item 3.01 Exhibits
Exhibit No.    Description
1.01        Conflict Minerals Report for the calendar year ended December 31, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EMCOR GROUP, INC.
(Registrant)

By:	/s/ Maxine L. Mauricio
Name: Maxine L. Mauricio
	Title: Executive Vice President, General Counsel and Corporate Secretary	Date: May 18, 2023